FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 24, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Condensed consolidated notes	Millicom International
as of September 30, 2008	Cellular S.A.

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of September 30, 2008.

Millicom is a global operator of mobile telephone services in the world’s emerging markets. As of September 30, 2008, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

Interim condensed consolidated statements of profit and loss	Millicom International
for the nine months ended September 30, 2008 and 2007	Cellular S.A.

	Notes	Nine months ended September 30, 2008	Nine months ended September 30, 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	2,512,320	1,862,411
Cost of sales		(926,896)	(689,407)
Gross profit		1,585,424	1,173,004
Sales and marketing		(517,850)	(330,006)
General and administrative expenses		(402,443)	(301,359)
Other operating expenses		(44,393)	(32,620)
Operating profit	7	620,738	509,019
Interest expense		(100,293)	(121,951)
Interest and other financial income		25,953	42,006
Other non operating (expense) income, net		(19,917)	337
Profit from associates		6,771	2,981
Profit before taxes from continuing operations		533,252	432,392
Charge for taxes	8	(137,164)	(122,261)
Profit for the period from continuing operations		396,088	310,131
Profit for the period from discontinued operations, net of tax	5	—	258,619
Net profit for the period		396,088	568,750

Attributable to:
Equity holders of the Company		451,338	584,396
Minority interest		(55,250)	(15,646)
		396,088	568,750
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	9	4.19	5.79

Diluted (US$)
Profit for the period attributable to equity holders	9	4.17	5.53

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of profit and loss	Millicom International
for the three months ended September 30, 2008 and 2007	Cellular S.A.

	Notes	Three months ended September 30, 2008	Three months ended September 30, 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	869,108	686,360
Cost of sales		(329,130)	(242,091)
Gross profit		539,978	444,269
Sales and marketing		(177,033)	(131,086)
General and administrative expenses		(135,531)	(108,619)
Other operating expenses		(19,639)	(10,476)
Operating profit	7	207,775	194,088
Interest expense		(14,207)	(42,547)
Interest and other financial income		6,427	16,316
Other non operating (expense) income, net		(28,571)	97
Profit from associates		2,643	1,200
Profit before taxes from continuing operations		174,067	169,154
Charge for taxes	8	(30,553)	(34,637)
Profit for the period from continuing operations		143,514	134,517
Loss for the period from discontinued operations, net of tax	5	—	(233)
Net profit for the period		143,514	134,284

Attributable to:
Equity holders of the Company		161,295	137,631
Minority interest		(17,781)	(3,347)
		143,514	134,284
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	9	1.49	1.36

Diluted (US$)
Profit for the period attributable to equity holders	9	1.49	1.31

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheet	Millicom International
as of September 30, 2008 and December 31, 2007	Cellular S.A.

	Notes	September 30, 2008	December 31, 2007
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net		412,764	467,502
Property, plant and equipment, net	10	2,654,190	2,066,122
Investments in associates		18,098	11,234
Deferred taxation		102,524	97,544
Other non-current assets		14,887	19,855
TOTAL NON-CURRENT ASSETS		3,202,463	2,662,257

CURRENT ASSETS
Inventories		74,864	82,893
Trade receivables, net		242,180	223,579
Amounts due from joint venture partners		34,496	65,348
Prepayments and accrued income		85,048	71,175
Current tax assets	8	20,846	8,982
Supplier advances for capital expenditure		140,379	76,514
Other current assets		52,806	48,481
Cash and cash equivalent		1,001,389	1,174,597
TOTAL CURRENT ASSETS		1,652,008	1,751,569

TOTAL ASSETS		4,854,471	4,413,826

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheet	Millicom International
as of September 30, 2008 and December 31, 2007	Cellular S.A.

	Notes	September 30, 2008	December 31, 2007
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		642,481	417,352
Other reserves		27,899	45,557
Retained profits		565,032	127,856
Net profit for the period/year attributable to equity holders		451,338	697,142
		1,686,750	1,287,907
Minority interest		26,506	80,429
TOTAL EQUITY		1,713,256	1,368,336

LIABILITIES
Non-current liabilities
Debt and other financing
10% Senior Notes	12	453,235	—
Other debt and financing	12	1,099,618	945,206
Provisions and other non-current liabilities		63,433	55,601
Deferred taxation		47,654	42,414
Total non-current liabilities		1,663,940	1,043,221

Current liabilities
Debt and other financing
10% Senior Notes	12	—	479,826
4% Convertible Notes – Debt component	12	—	178,940
Other debt and financing	12	274,057	230,319
Payables and accruals for the purchase of property, plant and equipment		527,444	460,533
Other trade payables		256,135	238,252
Amounts due to joint ventures partners		25,983	60,914
Accrued interest and other expenses		163,796	128,426
Current tax liabilities	8	62,363	82,028
Provisions and other current liabilities		167,497	143,031
Total current liabilities		1,477,275	2,002,269
TOTAL LIABILITIES		3,141,215	3,045,490

TOTAL EQUITY AND LIABILITIES		4,854,471	4,413,826

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the nine months ended September 30, 2008 and 2007	Cellular S.A.

	Notes	Nine months ended September 30, 2008	Nine months ended September. 30 , 2007
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		533,252	432,392
Adjustments
Interest expense		100,293	121,951
Interest and other financial income		(25,953)	(42,006)
Other non operating income, net		19,917	(337)
Profit from associates		(6,771)	(2,981)
Operating profit		620,738	509,019
Adjustments for non-cash items:
Depreciation and amortization		370,196	249,518
Loss on disposal/Write down of assets, net		2,269	706
Share-based compensation		19,906	14,695
		1,013,109	773,938
Increase in trade receivables, prepayments and other current assets		(72,369)	(26,140)
Decrease (increase) in inventories		12,410	(13,815)
Increase in trade and other payables		67,835	81,643
Changes to working capital		7,876	41,688
Interest expense paid, net		(70,903)	(68,453)
Taxes paid		(175,393)	(128,291)
Net cash provided by operating activities		774,689	618,882
Cash flows from investing activities
Purchase of intangible assets and license renewals		(8,818)	(9,459)
Purchase of property, plant and equipment	10	(924,860)	(586,573)
Proceeds from sale of property, plant and equipment		14,587	35,749
Cash provided (used) by other investing activities		6,384	(1,377)
Net cash used by investing activities		(912,707)	(561,660)
Cash flows from financing activities:
Proceeds from issuance of shares		3,819	6,790
Proceeds from issuance of debt and other financing		763,481	242,797
Repayment of debt and financing		(547,528)	(154,222)
Payment of dividends		(259,704)	(18,110)
Net cash (used)/provided by financing activities		(39,932)	77,255
Cash provided by discontinued operations		—	260,904
Exchange gains on cash and cash equivalents		4,742	5,798
Net (decrease)/increase in cash and cash equivalents		(173,208)	401,179
Cash and cash equivalents at the beginning of the year		1,174,597	656,692
Cash and cash equivalents at the end of the period		1,001,389	1,057,871

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity for the	Millicom International
periods ended September 30, 2007, December 31, 2007 and September 30, 2008	Cellular S.A.

	Number of shares	Share capital	Share premium	Retained profits(i)	Other reserves	Total	Minority interest	Total equity
	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Balance as of December 31, 2006	100,684	151,025	221,501	129,382	2,966	504,874	77,514	582,388
Profit for the period	—	—	—	584,396	—	584,396	(15,646)	568,750
Dividends paid to minority shareholders	—	—	—	—	—	—	(18,110)	(18,110)
Transfer to legal reserve	—	—	—	(1,526)	1,526	—	—	—
Shares issued via the exercise of share options	361	541	7,736	—	(1,487)	6,790	—	6,790
Shares issued as payment of bonuses	13	20	980	—	—	1,000	—	1,000
Share-based compensation	67	101	5,177	—	9,417	14,695	—	14,695
Currency translation differences	—	—	—	—	13,475	13,475	5,748	19,223
Balance as of September 30, 2007 (unaudited)	101,125	151,687	235,394	712,252	25,897	1,125,230	49,506	1,174,736
Profit for the period	—	—	—	112,746	—	112,746	29,488	142,234
Dividends paid to minority shareholders	—	—	—	—	—	—	(176)	(176)
Shares issued via the exercise of share options	1,265	1,899	26,450	—	(2,351)	25,998	—	25,988
Share-based compensation	—	—	—	—	4,533	4,533	—	4,533
Issuance of shares	9	14	824	—	—	838	—	838
Conversion of the 4% Convertibles Notes	29	43	1,041	—	(196)	888	—	888
Currency translation differences	—	—	—	—	17,674	17,674	1,611	19,285
Balance as of December 31, 2007	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the period	—	—	—	451,338	—	451,338	(55,250)	396,088
Transfer to legal reserve	—	—	—	(262)	262	—	—	—
Dividends paid to shareholders	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of share options	167	250	3,833	—	(923)	3,160	—	3,160
Share-based compensation	17	27	1,925	—	17,954	19,906	—	19,906
Issuance of shares	61	90	4,912	—	(3,963)	1,039	—	1,039
Conversion of the 4% Convertibles Notes	5,622	8,434	205,658	—	(38,913)	175,179	—	175,179
Currency translation differences	—	—	—	—	7,925	7,925	1,327	9,252
Balance as of September 30, 2008 (unaudited)	108,295	162,444	480,037	1,016,370	27,899	1,686,750	26,506	1,713,256

(i)                                  Includes profit for the period attributable to equity holders

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as of September 30, 2008	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of September 30, 2008, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under number B 40 630.

Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2007 on Form 20-F form with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as of December 31, 2007, as disclosed in Note 2 of those financial statements.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

Millicom did not acquire any subsidiaries, joint ventures or minority interests during the nine months ended September 30, 2008 and 2007.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

There was no disposal of subsidiaries and joint venture during the nine months ended September 30, 2008.

In February 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $284.8 million realizing a net gain of $258.3 million.

5.  DISCONTINUED OPERATIONS AND ASSET HELD FOR SALE

The results of discontinued operations for the nine and three months ended September 30, 2008 and 2007 are presented below:

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	6,130
Operating expenses	—	(5,178)
Gain from disposal	—	258,346
Operating profit	—	259,298
Non-operating expenses, net	—	(679)
Profit before tax	—	258,619
Taxes	—	—
Profit for the period attributable to equity holders	—	258,619

	Three months ended September 30, 2008	Three months ended September 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	—
Operating expenses	—	—
Gain from disposal	—	—
Operating profit	—	—
Non-operating expense, net	—	(233)
Loss before tax	—	(233)
Taxes	—	—
Loss for the period attributable to equity holders	—	(233)

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	845,628	640,206
Operating expenses	(454,769)	(338,033)
Operating profit	390,859	302,173

	Three months ended September 30, 2008	Three months ended September 30, 2007
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	280,348	237,694
Operating expenses	(155,848)	(122,661)
Operating profit	124,500	115,033

7. SEGMENT INFORMATION

The Group operates mainly in one reportable business segment, telecommunications services. The primary segment reporting format is determined to be geographic segments as the Group’s risks and rates of return are affected predominantly by the fact that it operates in different countries in different geographical areas. The operating businesses are organized and managed according to the geographical areas, which represent the basis on which the information is presented to the Board of Directors and executive management to evaluate past performance and for making decisions about the future allocation of resources.

Primary Reporting Format—Geographical Segments

The Group operates in 16 countries within four regions: Central America, South America, Africa and Asia.

The following tables present revenues, operating profit/ (loss) and other segment information for the nine and three months ended September 30, 2008 and 2007:

Nine months ended September 30, 2008	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	1,021,939	759,148	535,087	196,146	—	2,512,320	—	—	2,512,320
Operating profit	479,335	99,171	66,399	40,383	(64,550)	620,738	—	—	620,738
Add back:
Depreciation and amortization	79,368	151,046	102,235	36,878	669	370,196	—	—	370,196
Loss (gain) on disposal and impairment of property, plant and equipment	1,068	1,047	382	190	(418)	2,269	—	—	2,269
Corporate costs	—	—	—	—	44,393	44,393	—	—	44,393
Share-based compensation	—	—	—	—	19,906	19,906	—	—	19,906
Adjusted operating profit	559,771	251,264	169,016	77,451	—	1,057,502	—	—	1,057,502

Three months ended September 30, 2008	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	339,773	273,418	189,226	66,691	—	869,108	—	—	869,108
Operating profit	154,899	45,308	21,945	10,980	(25,357)	207,775	—	—	207,775
Add back:
Depreciation and amortization	29,647	51,279	40,444	14,068	254	135,692	—	—	135,692
Loss (gain) on disposal and impairment of property, plant and equipment	330	9	63	13	(325)	90	—	—	90
Corporate costs	—	—	—	—	19,639	19,639	—	—	19,639
Share-based compensation	—	—	—	—	5,789	5,789	—	—	5,789
Adjusted operating profit	184,876	96,596	62,452	25,061	—	368,985	—	—	368,985

Nine months ended September 30, 2007	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	820,154	570,628	331,370	140,259	—	1,862,411	6,130	—	1,868,541
Operating profit	381,722	101,093	42,412	31,089	(47,297)	509,019	259,298	—	768,317
Add back:
Depreciation and amortization	58,230	100,229	62,998	28,035	26	249,518	—	—	249,518
Loss (gain) on disposal and impairment of property, plant and equipment	488	15	186	61	(44)	706	—	—	706
Corporate costs	—	—	—	—	32,620	32,620	—	—	32,620
Share-based compensation	—	—	—	—	14,695	14,695	—	—	14,695
Gain on disposal of subs and JV, net	—	—	—	—	—	—	(258,346)	—	(258,346)
Adjusted operating profit	440,440	201,337	105,596	59,185	—	806,558	952	—	807,510

Three months ended September 30, 2007	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	300,159	214,795	121,726	49,680	—	686,360	—	—	686,360
Operating profit	142,613	45,575	9,414	11,492	(15,006)	194,088	—	—	194,088
Add back:
Depreciation and amortization	18,283	34,440	24,334	9,913	(150)	86,820	—	—	86,820
Loss (gain) on disposal and impairment of property, plant and equipment	165	(188)	(72)	11	156	72	—	—	72
Corporate costs	—	—	—	—	10,476	10,476	—	—	10,476
Share-based compensation	—	—	—	—	4,524	4,524	—	—	4,524
Adjusted operating profit	161,061	79,827	33,676	21,416	—	295,980	—	—	295,980

Nine months ended September 30, 2008	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Total Assets	1,143,450	1,301,093	1,381,039	361,899	907,004	5,094,485	—	(240,014)	4,854,471
Total Liabilities	584,918	1,053,689	1,371,820	267,692	638,871	3,916,990	—	(775,775)	3,141,215
Additions to:
Property, plant and equipment	205,955	263,877	383,467	111,894	525	965,718	—	—	965,718
Intangible assets	1,021	4,985	2,941	654	132	9,733	—	—	9,733
Capital expenditure	206,976	268,862	386,408	112,548	657	975,451	—	—	975,451

Nine months ended September 30, 2007	Central America	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Total Assets	964,946	1,074,654	951,658	251,955	899,496	4,142,709	—	(200,707)	3,942,002
Total Liabilities	525,429	781,962	854,108	181,428	833,546	3,176,473	—	(409,207)	2,767,266
Additions to:
Property, plant and equipment	204,871	219,275	256,070	57,535	7	737,758	—	—	737,758
Intangible assets	3,474	4,327	1,063	595	—	9,459	—	—	9,459
Capital expenditure	208,345	223,602	257,133	58,130	7	747,217	—	—	747,217

8. TAXES

Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses brought forward, no taxes based on Luxembourg-only income have been computed for the nine month periods ended September 30, 2008 and 2007. The effective tax rate is impacted not only by statutory tax rates in our operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

9. EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$‘000)	451,338	325,777
Net profit attributable to equity holders from discontinuing operations (US$‘000)	—	258,619
Net profit attributable to equity holders used to determine the basic earnings per share (US$‘000)	451,338	584,396
Diluted
Net profit attributable to equity holders from continuing operations (US$‘000)	451,338	325,777
Interest expense on convertible debt (US$‘000)	760	12,436
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$‘000)	452,098	338,213
Net profit attributable to equity holders from discontinuing operations (US$‘000)	—	258,619
Net profit attributable to equity holders used to determine the diluted earnings per share (US$‘000)	452,098	596,832

Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share (‘000)	107,726	100,869
Potential incremental shares as a result of share options (‘000)	255	1,339
Assumed conversion of convertible debt (‘000)	458	5,737
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (‘000)	108,439	107,945

Basic
- profit from continuing operations attributable to equity holders	4.19	3.23
- profit from discontinuing operations attributable to equity holders	—	2.56
- profit for the period attributable to equity holders	4.19	5.79
Diluted
- profit from continuing operations attributable to equity holders	4.17	3.13
- profit from discontinuing operations attributable to equity holders	—	2.40
- profit for the period attributable to equity holders	4.17	5.53

	Three months ended September 30, 2008	Three months ended September 30, 2007
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$‘000)	161,295	137,864
Net loss attributable to equity holders from discontinuing operations (US$‘000)	—	(233)
Net profit attributable to equity holders used to determine the basic earnings per share (US$‘000)	161,295	137,631
Diluted
Net profit attributable to equity holders from continuing operations (US$‘000)	161,295	137,864
Interest expense on convertible debt (US$‘000)	—	4,212
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$‘000)	161,295	142,076
Net loss attributable to equity holders from discontinuing operations (US$‘000)	—	(233)
Net profit attributable to equity holders used to determine the diluted earnings per share (US$‘000)	161,295	141,843

Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share (‘000)	108,254	100,981
Potential incremental shares as a result of share options (‘000)	199	1,319
Assumed conversion of convertible debt (‘000)	—	5,737
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (‘000)	108,453	108,037

Basic
- profit from continuing operations attributable to equity holders	1.49	1.37
- loss from discontinuing operations attributable to equity holders	—	(0.01)
- profit for the period attributable to equity holders	1.49	1.36
Diluted
- profit from continuing operations attributable to equity holders	1.49	1.32
- loss from discontinuing operations attributable to equity holders	—	(0.01)
- profit for the period attributable to equity holders	1.49	1.31

10. PROPERTY, PLANT AND EQUIPMENT

During the nine months ended September 30, 2008, Millicom acquired property, plant and equipment with a cost of $965.7 million (September 30, 2007: $737.8 million). The charge for depreciation on property, plant and equipment for the nine months ended September 30, 2008 was $325.3 million (September 30, 2007: $214.6 million).

During the three months ended September 30, 2008, Millicom acquired property, plant and equipment with a cost of $323.5 million (September 30, 2007: $347.3 million). The charge for depreciation on property, plant and equipment for the three months ended September 30, 2008 was $90.8 million (September 30, 2007: $51.9 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	965,718	737,758
Capitalized interest	(7,062)	—
Increase in suppliers advances	66,676	18,603
Increase in payables for property, plant and equipment	(77,999)	(160,258)
Increase in vendor financing	(22,473)	(9,530)
Cash used for the purchase of property, plant and equipment	924,860	586,573

	Three months ended September 30, 2008	Three months ended September 30, 2007
	(Unaudited)	(Unaudited)
	US$‘000	US$‘000
Additions	323,501	347,308
Capitalized interest	(3,312)	—
Increase in suppliers advances	38,643	4,586
Increase in payables for property, plant and equipment	(71,315)	(124,031)
Decrease in vendor financing	14,126	2,533
Cash used for the purchase of property, plant and equipment	301,643	230,396

11. SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved although the terms and conditions of the plan were not finalized until 2007. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The plan has been designed so that the shares normally vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there could be an additional 40% of shares that vest if further performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin are achieved.

The total charge for the above plan was estimated at $24.9 million which will be recorded over the service period. For the nine and three months ended September 30, 2008 a charge of respectively $3.2 and $0.9 million (2007: $8.7 and $2.0 million) was recorded.

A second long term incentive plan covering 2007-2009 (“2007 LTIP”) was approved under an umbrella plan by the Board on March 15, 2007. This plan consists of two elements: performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, or performance cycle, subject to performance conditions related to Millicom’s “earnings per share”. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, or performance cycle subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of six similar mobile telephony companies during the three-year performance cycle of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the above plans is estimated at $24.2 million ($15.8 million for the performance shares and $8.4 million for the matching share award plan) which will be recorded over the service period. For the nine and three months ended September 30, 2008 a charge of respectively $4.2 and $1.4 million (2007: $3.1 and $1.6 million) was recorded in respect of the performance shares and $2.3 and $0.8 million (2007: $1.6 and $0.8 million) in respect to the matching share award plan.

A third long term incentive plan with awards covering 2008-2010 (“2008 LTIP”) has been established under the 2007 umbrella plan. These awards consist of the same two elements as the 2007 LTIP.

The total charge for the above plan is estimated at $32.1 million ($22.2 million for the performance shares and $9.9 million for the matching plan) which will be recorded over the service period. For the nine and three months ended September 30, 2008 a charge of respectively $5.5 and $1.8 million (2007: $nil) was recorded in respect of the performance shares and $2.5 and $0.8 million (2007: $nil) in respect to the matching plan.

(b) Share options

A charge of $0.2 million was recorded for the nine months ended September 30, 2008 (2007: $0.5 million).

(c) Shares granted to directors

A charge of $0.7 million was recorded for the nine months ended September 30, 2008 (2007: $0.8 million). Grants to directors for the nine months ended September 30, 2008 were as follows:

	Number of shares	Share price at grant date	9M 2008 expense
		US$	US$ ‘000
Directors	6,373	114.07	727

(d) Share bonuses

A charge of $1.2 million was recorded for the nine months ended September 30, 2008 (2007: $nil).

(e) Total share-based compensation expense

Total share-based compensation expense for the nine and three months ended September 30, 2008 and 2007 was as follows:

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	195	489
2006 LTIP	3,216	8,736
2007 LTIP	6,513	4,703
2008 LTIP	8,030	—
Shares granted to directors	727	767
Share bonuses	1,225	—
Total share-based compensation expense	19,906	14,695

	Three months ended September 30, 2008	Three months ended September 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	2	145
2006 LTIP	942	2,033
2007 LTIP	2,171	2,346
2008 LTIP	2,674	—
Total share-based compensation expense	5,789	4,524

12. DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550.0 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

During 2007, Millicom repurchased $90 million of the 10% Senior Notes incurring in a charge of $5.0 million which was recorded under the caption “Other non operating income (expenses), net”.

In October 2007, Millicom decided that it would redeem the balance of the Notes in December 2008 and pay the contractual redemption premium of 5%. As a result, Millicom reclassified the 10% Senior Notes from non current to current and recorded an additional interest expense of $31 million for the year ended December 31, 2007, which represented the increase in financial liabilities due to the recognition of the 5% pre-payment expense and an increase in the amortized cost of the Notes due to the earlier settlement date.

In September 2008, because of the squeeze of liquidity in the financial markets, that led to an increase in the borrowing interests rate, Millicom, to be prudent, reviewed its position to early repay the Notes and decided not to redeem early and to keep them till the contractual maturity date (2013), though, if market conditions become favorable in the future, redemption would be considered. As a result, Millicom reclassified the 10% Senior Notes as a non current financial debt and an exceptional profit of $29 million was booked in Q3 2008, which represented the reversal of the 5% premium for early repayment that had been booked last year and the amortization of the upfront fees of the Notes over a longer duration of the facility.

As of September 30, 2008, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $453.2 (December 31, 2007: $479.8 million).

4% Convertible Notes

In January 2005, Millicom raised $200.0 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were received on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes were general unsecured obligations of Millicom and ranked equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The rate of interest payable on the 4% Convertible Notes was 4% per annum. Interest was payable semi-annually in arrears on January 7 and July 7 of each year, beginning on July 7, 2005. The effective interest rate was 9.6%.

Millicom apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of December 31, 2007 was $38.9 million and the value allocated to debt was $178.9 million.

As of December 31, 2007, $1 million of the 4% Convertible Notes were converted into 28,686 ordinary shares.

On January 22, 2008, Millicom converted a further $196 million of the outstanding bonds into 5,622,471 shares. On the same day Millicom repaid in cash the remaining $3.0 million of bonds that were not converted, including accrued interest. The conversion resulted in an increase of equity amounting to $175.2 million in January 2008.

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of September 30, 2008	As of December 31, 2007
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	274,057	889,085
One-two years	154,404	185,917
Two-three years	236,503	195,550
Three-four years	276,822	282,146
Four-five years	247,932	143,323
After five years	637,192	138,270
Total debt	1,826,910	1,834,291

As at September 30, 2008, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $827.9 million (December 31, 2007: $739.2 million). The assets pledged by the Group for these debts and financings amount to $429.3 million (December 31, 2007: $448.6 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of September 30, 2008 and December 31, 2007. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the underlying terms and conditions.

As of September 30, 2008 (unaudited):

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	25,525	28,925	—	—	25,525	28,925
1-3 years	11,548	20,998	—	—	11,548	20,998
3-5 years	209,028	255,118	—	—	209,028	255,118
More than 5 years	81,088	144,250	—	—	81,088	144,250
Total	327,189	449,291	—	—	327,189	449,291

As of December 31, 2007:

	Bank and other financing guarantees(i)		Supplier guarantees(ii)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	—	—	—	—	—	—
1-3 years	36,335	50,205	1,200	1,200	37,535	51,405
3-5 years	80,557	102,606	—	—	80,557	102,606
More than 5 years	89,598	166,000	—	—	89,598	166,000
Total	206,490	318,811	1,200	1,200	207,690	320,011

(i)                                  The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)                              The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

13. NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the nine months ended September 30, 2008 and 2007.

	Nine months ended September 30, 2008	Nine months ended September 30, 2007
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of property, plant and equipment	(22,473)	(9,530)
Asset retirement obligation	(8,755)	(10,972)
Financing activities
Share-based compensation	19,906	14,695
Shares issued as payment of bonuses	—	1,000
Vendor financing	22,473	9,530

14. COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2008, the total amount of claims against Millicom’s operations was $52.9 million (December 31, 2007: $49.5 million) of which $3.1 million (December 31, 2007: $0.9 million) relate to joint ventures. As at September 30, 2008 $9.3 million (December 31, 2007: $10.3 million) has been provided for these contingent liabilities in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations.

Capital commitments

As of September 30, 2008, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $793.7 million (December 31, 2007: $400.3 million), of which $71.1 (December 31, 2007: $88.2 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $273.6 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at September 30, 2008 was $24.2 million (December 31, 2007: 30.0 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. In May 2008, the Company paid a dividend of $2.40 per share though the Group has not yet established a formal dividend policy.

15. SUBSEQUENT EVENT

Acquisition of Amnet Telecommunications Holding Limited

On October 1, 2008 Millicom completed the acquisition of 100% of Amnet Telecommunications Holding Limited (“Amnet”) for an enterprise value of $510 million.

Amnet is a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, provides fixed telephony in El Salvador and Honduras, and provides corporate data services in the above countries as well as Guatemala and Nicaragua. In the 12 months ended December 2007, it reported revenues of $143 million and for the nine months ended September 30, 2008 it recorded revenues of $119 million.

Millicom received the requisite regulatory approval for the acquisition and recently received $200 million in acquisition financing from two commercial banks to fund part of the acquisition price. The acquisition financing was for an initial term of 12 months after which it was intended to be refinanced by a long term bond or syndicated bank facility.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services is in dispute.  As of today, Sentel continues to provide telephony services to its subscribers and effectively remains in control of the business.  However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

Tender for license in Rwanda

On November 17, 2008, Millicom announced it has been successful in the tender for the third national mobile license in Rwanda against three other bidders.

Millicom will hold 87.5% of the equity in a newly created company and will pay $60 million for the 15 year license, which is expected to be issued by the government of Rwanda before the end of 2008.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

Millicom is a global mobile telecommunications group with operations in some of the world’s emerging markets over which it generally exercise management and voting control. Its strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled Millicom to continue to pursue high growth while delivering operating profitability.

Millicom has 16 mobile systems in 16 emerging markets in Central America, South America, Africa and Asia. As of September 30, 2008, the countries where Millicom had mobile operations had a combined population of approximately 291 million. This means that 291 million is the number of people covered by Millicom’s licenses, representing the number of people who could receive mobile services under the terms of its licenses if its networks covered the entire population. Millicom’s total subscribers reached 30.6 million (26.2 million on an attributable basis) as at September 30, 2008.

Millicom markets are attractive for mobile services due to their overall relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which Millicom operates due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income.

Millicom believes there is a significant opportunity for further growth of mobile services in its markets because its services are essential for basic communication in the markets in which it operates, and therefore the percentage of GDP spent on mobile services will continue to grow in Millicom’s markets. Furthermore, Millicom believes that personal disposable income levels in its markets will continue to rise.

Operating Results

The discussion below focuses on the results from continuing operations. In addition, in February 2007, Millicom completed the sale of Paktel Limited, for total proceeds of $284.8 million realizing a net gain of $258.3 million.

The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

	Nine months ended, September 30,		Impact on comparative results for period
	2008	2007	Amount of variation	Percent change
	(in US$ ‘000, except percentages)
Revenues	2,512,320	1,862,411	649,909	35%
Cost of sales	(926,896)	(689,407)	(237,489)	34%
Sales and marketing	(517,850)	(330,006)	(187,844)	57%
General and administrative expenses	(402,443)	(301,359)	(101,084)	34%
Other operating expenses	(44,393)	(32,620)	(11,773)	36%
Operating profit	620,738	509,019	111,719	22%
Interest expense	(100,293)	(121,951)	21,658	(18)%
Interest and other financial income	25,953	42,006	(16,053)	(38)%
Other non operating income, net	(19,917)	337	(20,254)	—
Profit from associates	6,771	2,981	3,790	127%
Charge for taxes	(137,164)	(122,261)	(14,903)	12%
Profit for the period from continuing operations	396,088	310,131	85,957	28%
Profit for the period from discontinued operations, net of tax	—	258,619	(258,619)	(100)%
Minority interests	55,250	15,646	39,604	253%
Net profit for the period attributable to equity holders of the company	451,338	584,396	(133,058)	(23)%

We derive our revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Total revenues increased by 35% for the nine months ended September 30, 2008 to $2,512 million from $1,862 million for the nine months ended September 30, 2007. The increase was mainly due to the growth in the number of subscribers which, as shown in the table below, increased by 53% to 31 million as of September 30, 2008 from 20 million as of September 30, 2007.

Subscribers	2008	2007	Growth
Central America	10,846,076	7,404,211	46%
South America	7,191,863	5,304,712	36%
Africa	8,568,926	4,618,204	86%
Asia	3,980,685	2,624,547	52%
Total	30,587,550	19,951,674	53%

The continued growth in subscribers reflected the increase in Millicom’s rate of investment, especially in capex, but also in marketing and promotion activities. In the first nine months of 2008 Millicom’s capex spending was $975 million compared to $747 spent for the same period in 2007. Thanks to the focus on capex spending Millicom is continuing its accessibility policy and carrying on improving network quality. Also, its efforts in capex expansion policy allowed the launch of 3G services in Central and South America.

In Central America, Honduras grew its subscriber base by 71% year-on-year and added 1,710 thousand subscribers in the last twelve months. Guatemala grew by 39% year-on-year and El Salvador by 29%, showing that despite high penetration rates, these two markets continued to grow.

In South America, total subscribers increased by 36% with Paraguay showing the strongest increase at 42% year-on-year.

In Africa, the two best performing markets in terms of net subscriber additions were Tanzania which grew by 110% year-on-year, adding 1,093 thousand subscribers in the twelve months ended 30 September 2008, and DRC which grew by 141% year-on-year, adding 556 thousand subscribers for the same period. Senegal and Ghana also showed respectively year-on -year net subscriber growth of 84% and 82% respectively.

In Asia, subscribers grew by 52% year-on-year with Laos growing by 101% and Sri Lanka by 58%.

The table below shows revenues for the nine months ended September 30, 2008 and 2007 by segment.

Revenues	2008	2007	Growth
Central America	1,021,939	820,154	25%
South America	759,148	570,628	33%
Africa	535,087	331,370	61%
Asia	196,146	140,259	40%
Total	2,512,320	1,862,411	35%

Central America: Revenues for the nine months ended September 30, 2008 were up by 25% year-on-year at $1,022 million, reflecting the more difficult trading conditions in all three markets. Firstly, the rate of growth in remittances of funds from the US has slowed and in the case of El Salvador and Guatemala there was a decrease in remittances in absolute terms between July and August 2008, which was a regional pattern in Central America as the US economy slows. However, another factor has been the effect of inflation; the prices of food and other essentials have raised in excess of 20% p.a., affecting consumption by customers. Although mobile telephony is a high priority in consumer spending, the increase in the cost of basic needs means that there are fewer discretionary dollars in customers’ pockets. Furthermore, tax changes in Honduras and El Salvador, as governments tax incoming international calls, increased the calling costs by 3c a minute in Honduras and 4c a minute in El Salvador and this has reduced the total minutes of calling.

In El Salvador, revenues growth was 13% year on year, although with penetration over 90%. The growth rate was lower than in Honduras and Guatemala with respectively 38% and 26% growth rates.

Millicom continued to see the benefit of the move to per-second billing in February 2007 as it continued to execute its Triple ‘A’ strategy. Per-second billing improved the affordability of its services and it enabled Millicom to hold or increase market share in all three Central American countries. Millicom continued to improve accessibility with more points of sales and increased e-PIN penetration. It also extended its value added services (“VAS”) initiatives in its key segment of the market as it believed VAS to be an increasingly important part of the income stream alongside its increasing focus on broadband as it reacted to customer demand for these services. It was for this reason that, in September 2008, 3G mobile broadband services were launched across Central America.

Honduras continued to be the fastest growing country in the region adding 1,710 thousand net new subscribers in the last twelve months. This continued momentum in Honduras was important so that Millicom consolidated its market leading position ahead of the launch of an additional competitor expected in the last quarter of 2008. In the last twelve months, 545 thousand net new subscribers were added in El Salvador and 1,187 thousand in Guatemala.

South America: Revenues in South America grew by 33% year-on-year with Bolivia and Paraguay increasing respectively by 67% and 62%. Colombia continued to be impacted by the halving of interconnect rates in December 2007 and had, only in the last two quarters, begun to grow at the top line on a quarter on quarter basis. Furthermore, the weaker Colombian peso impacted revenues in Colombia. The larger Colombian economy was affected more than the smaller economies of Bolivia and Paraguay by the current financial crisis as it was more reliant on the United States and Venezuela. This was reflected in the performance of the Colombian peso relative to the US dollar in August and September 2008 with central bank intervention. 3G services were launched in Bolivia and Paraguay as value added services led to the desire among the more wealthy customers to use broadband services. Millicom was seeking to satisfy these needs through a combination of 3G and the already existing WiMAX businesses.

In Bolivia, Millicom grew revenues by 67% year-on-year, adding 350 thousand net new customers, and consolidated its market share above 30%.  Millicom continued to increase coverage in its network, adding 215 cell sites during the last twelve months.

Paraguay continued to grow with subscribers up 42% year-on-year and 765 thousand net new subscriber additions in the last twelve months as it continued to keep a market share of 54%. VAS and broadband businesses grew, representing over 30% of recurring revenues with the majority being VAS, but with internet and broadband increasingly important.

Africa: With year-on-year revenue growth of 61%, Africa remained Millicom’s fastest growing region reflecting the increasing proportion of total Millicom capex that was invested into the region in 2008. On a year-on-year basis, Africa grew subscribers by 86%, adding nearly 4.0 million subscribers. With 160 million people under license, Africa represented some 55% of Millicom’s potential market and the penetration was still low in all Millicom’s markets with potential for growth in the coming years. In terms of subscribers, Ghana, with net additions of 1.2 million was the strongest country from September 2007 to September 2008, followed by Tanzania with 1.1 million additions, Senegal with 830 thousands net subscribers and DRC with 556 thousand net additions.

Africa felt the impact of the stronger dollar against the euro which affected the results in Senegal and Chad. In addition, the fall in the Ghanaian cedi as the economy struggled was reflected by the 9.7% quarter on quarter reduction in revenues in Ghana. The currency weaknesses in these three markets were partially offset by the performances in DRC and Tanzania with revenues respectively 154% and 65% higher than in September 2007.

Millicom continued to invest in capex and marketing and promotion activities across Africa as it was important to establish presence in terms of brand awareness, network and distribution at this early stage in mobile development when penetration rates were relatively low. The benefits of this investment were starting to come through in all Millicom’s markets. In some of these markets the macroeconomic situation held back growth and while it is unclear today how the economic downturn in the western markets will impact Africa, Millicom will have to manage carefully going forward, in order to continue to achieve profitable growth. In 2008, the African region was characterized by network expansion and a build-up of the necessary capacity to accommodate the projected growth in the subscriber base. To this end, plans are in progress for fiber projects to increase transmission capacity and to bring better services to our customers.

Millicom continues to believe that investment in network gives a competitive advantage as it is able to promote voice and VAS services through the deployment of innovative pricing initiatives. In September, per-second billing was launched in Chad, enhancing tigo® image as the best value operator in the market. Millicom was market leader in terms of volume of minutes in Chad and saw the same price elasticity as Millicom’s other markets following the launch of per-second billing.

The investments in DRC and Tanzania have led to an increase in subscribers and market share. In Tanzania, Millicom had 25% market share, with over 2 million subscribers and was gaining ground on the two largest operators. In DRC, with some 951 thousand subscribers, Millicom begun to build momentum in the business.

New operators are entering the market in DRC and Ghana. We have seen the arrival of Zain and the purchase of Ghana Telecom by Vodafone in Ghana, which will bring more competition into the market in 2009.  In Senegal, a third operator has entered the market and is expected to launch by the year-end, once its network is deployed.

Future revenues in Senegal could be impacted by the license dispute with the Senegalese Government (see note 15).

Asia: Asia has grown subscribers at a rate of 52% year-on-year and Millicom had nearly 4.0 million subscribers in Asia as at September 30, 2008. During the first nine months of 2008 Millicom continued to increase capex across the three businesses and this enabled to extend and upgrade networks.

In Cambodia Millicom had capex plans to be spent on coverage but also to add to capacity. This enhanced network coverage will improve Millicom’s competitive position ahead of the expected launch by new operators who have recently entered the market. However, in the short term Cambodia is being impacted by rising oil prices and the global inflation in food prices and this is impacting the disposable income of middle and lower income consumers so that, although revenues as of September 2008 increased by 38% compared to the same period last year, the business is no longer growing at the top line on a quarter on quarter basis.

Laos, with revenues for the first nine months of 2008 higher by 85% than they were in the same period last year, grew its market share. Millicom continued to bring innovative pricing and services to the market and it expanded coverage, especially in the south of the country.

Sri Lanka continued to grow, with 633 thousand net new additions in the last twelve months and with revenues up by 35% year-on-year. Millicom gained market share, adding three points in 12 months to reach to 27% in September 2008.

Further revenue growth will likely come from all operations as Millicom continues to implement the triple “A” strategy. The average revenue per user (ARPU) will most likely fall over time as Millicom penetrates deeper into the populations and reach customers with less disposal income. This will be partially offset as Millicom continues to see price elasticity amongst its existing customers and as it continues to develop valued added services.

A number of telecommunications regulators in the countries where Millicom operates have, or are expected to, reduce interconnection rates (for example, recently in Colombia the regulator cut interconnect rates from 12 to 6 US cents). Because Millicom is often one of the larger suppliers of telephone services in the countries it services, this could have the effect of reducing its revenues. Nonetheless, lower interconnect rates often enable Millicom and its competitors to reduce prices to the final customer. Due to the price elasticity in the markets, lower prices usually drive higher usage which often results over time in overall increases in revenues.

Cost of sales: Cost of sales increased by 34% for the nine months ended September 30, 2008 to $927 million from $689 million for the nine months ended September 30, 2007. The primary cost of sales incurred by Millicom is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as Millicom continued to expand its networks and depreciation increased due to the higher capital expenditures on its networks. Gross profit margin remained stable at 63%.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom’s increased investments in capital expenditure in the first nine months of 2008 and during 2007, which will increase depreciation in the coming years.

Sales and marketing: Sales and marketing expenses increased by 57% for the nine months ended September 30, 2008 to $518 million from $330 million for the nine months ended September 30, 2007. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on Millicom’s behalf and selling prepaid reloads, general advertising and promotion costs for tigo®, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues and the increase in subscribers, increased spending on brand awareness and point of sales materials, particularly where Millicom was aggressively rolling out tigo® in Africa and Asia. As a percentage of revenues, sales and marketing expenses increased from 18% for the nine months ended September 30, 2007 to 21% for the nine months ended September 30, 2008.

Future sales and marketing costs will be impacted by the rollout of tigo® and the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses: General and administrative expenses increased by 34% for the nine months ended September 30, 2008 to $402 million from $301 million for the nine months ended September 30, 2007. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations and higher fuel cost. Also higher staff costs were incurred as more employees are needed to manage the growth of the business. As a percentage of revenues, general and administrative expenses remained stable to 16% for the nine months ended September 30, 2007 and for the nine months ended September 30, 2008.

Millicom continues to seek ways to further reduce its overall general and administrative cost base by identifying synergies to rationalize its support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. Millicom also looks to centralize negotiations of its financings and of its supply contracts for network equipment and handsets.

Other operating expenses: Other operating expenses increased by 36% for the nine months ended September 30, 2008 to $44 million from $33 million for the nine months ended September 30, 2007. This increase is mainly explained by the increased size of its corporate staff and other group support functions to oversee and support the significant growth in the operating companies.

Operating profit: Operating profit and operating profit margin for the nine months ended September 30, 2008 and 2007 by segment were as follows:

Operating profit

	2008	2007	Growth
Central America	479,335	381,722	26%
South America	99,171	101,093	(2)%
Africa	66,399	42,412	57%
Asia	40,383	31,089	30%
Unallocated	(64,550)	(47,297)	36%
Total	620,738	509,019	22%

Operating profit margin

	2008	2007	Change in %pts
Central America	47%	47%	—
South America	13%	18%	(5)
Africa	12%	13%	(1)
Asia	21%	22%	(1)
Total	25%	27%	(2)

As a general rule, the companies with the highest market share, which have already achieved critical mass, were able to improve their operating margins. It’s the case for Millicom operations in Central America (El Salvador, Guatemala and Honduras) and in South America (Bolivia and Paraguay). Colombia incurred an operating loss of $61 million for the nine months ended September 30, 2008 compared to an operating profit of $3 million for the nine months ended September 30, 2007 and this impacted the whole South America operating margin, which decreased from 18% for the first nine months of 2008 to 13% of the first months of 2007.

In addition Millicom’s operation in the Democratic Republic of Congo continued to have operating losses, as it aggressively rolls out the triple “A” operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 141% increase in subscribers between September 30, 2007 and September 30, 2008. This lead to a reduction in Africa operating profit margin from 13% for the first nine months of 2007 to 12% of the first nine months of 2008.

Finally, operating profit for Asia remained above 20%.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits when the impact of the introduction of tigo® in these countries takes full effect in 2009.

Interest expense: Interest expense for the nine months ended September 30, 2008 decreased by 18% to $100 million from $122 million for the nine months ended September 30, 2007. This decrease was mainly due to the cancellation of the proposed redemption of the 10% Senior Notes (see note 12), which led to an exceptional profit of $29 million, related to the reversal of the 5% premium for early repayment that had been booked last year.

Interest and other income: Interest and other income for the nine months ended September 30, 2008 decreased by 38% to $26 million from $42 million for the nine months ended September 30, 2007, mainly due to lower dollar interest rate.

Other non operating income, net: Other non operating income, net decreased from an income of $0.3 million for the nine months ended September 30, 2007 to an expense of $20 million for the nine months ended September 30, 2008. This decrease was mainly as a result of higher exchange losses, mainly on US dollar borrowings, as a number of currencies weakened against the dollar, especially in Ghana and in French speaking African countries.

Charge for taxes: The net tax charge for the nine months ended September 30, 2008 increased to $137 million from $122 million for the nine months ended September 30, 2007. This increase was due to higher profits before tax. The above mentioned adjustment to the 10% Senior Notes did not trigger a tax charge due to unrecognized tax losses at the parent company and contributed to a lower effective tax rate during Q3 2008.

In the future, as the business grows and the corporate staff increases its support to the operations, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate. In 2008 we expect that the beneficial impact of these three factors will likely be, at least partially, offset by the net losses expected to be incurred by the Democratic Republic of Congo business, which may be non recoverable.

The Group effective tax rate is also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate.

Net profit for the period attributable to equity holders of the company: The net profit for the nine months ended September 30, 2008 was $451 million compared to a net profit of $584 million for the nine months ended September 30, 2007. Profit from continuing operations increased to $396 million for the nine months ended September 30, 2008 from $310 million for the nine months ended September 30, 2007. The profit from discontinued operations for the nine months ended September 30, 2008 was nil compared to $259 million profit for the nine months ended September 30, 2007.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the US dollar, and such fluctuations may have a material adverse effect on our earnings, net assets or cash flows when translating local currency into US dollars. For each operation that reports in a currency other than the US dollar, a decrease in the value of that currency against the US dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. In addition to the translation effect, any fluctuation in foreign exchange against the US dollar triggers a revaluation of US dollar debt in the local books. In the nine months ended September 30, 2008, we had a net exchange loss of $20 million, mainly on US dollar borrowings revaluation, but also on US dollar creditors balances. In the nine months ended September 30, 2007, we had a net exchange gain of $0.3 million.

To the extent that our operations upstream cash in the future, the amount of US dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the US dollar. The exchange rates obtained when converting local currencies into US dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Liquidity and capital resources

Cash upstreaming

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream surplus cash to the Company. For the nine months ended September 30, 2008, we upstreamed $362 million from 11 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the nine months ended September 30, 2007 we upstreamed $484 million from 12 of the 16 countries in which we operated, including $169 million from the sale of Paktel Limited.

Cash flows

For the nine months ended September 30, 2008, cash provided by operating activities was $774.7 million, compared to $618.9 million for the nine months ended September 30, 2007. The increase is mainly due to the growth of the profitability, as described in the preceding paragraphs.

Cash used by investing activities was $912.7 million for the nine months ended September 30, 2008, compared to $561.7 million for the nine months ended September 30, 2007. In the nine months ended September 30, 2008 Millicom used cash to purchase $924.9 million of property, plant and equipment compared to $586.6 million for the same period in 2007.

Financing activities used total cash of $39.9 million for the nine months ended September 30, 2008, compared to a provision of $77.2 million for the nine months ended September 30, 2007. In the nine months ended September 30, 2008 Millicom repaid debt of $547.5 million while raising funds of $763.5 million through new financing and $3.8 million through the issuance of shares. Furthermore Millicom paid in the first nine months of 2008 $259.7 million as dividends to shareholders.

The net cash outflow in the nine months ended September 30, 2008 was $173.2 million compared to an inflow of $401.2 million for the nine months ended September 30, 2007, mainly due to the sale of Paktel Limited in February 2007. Millicom had closing cash and cash equivalents balances of $1,001.4 million as at September 30, 2008 compared to $1,057.9 million as at September 30, 2007.

Capital additions

Our additions to property, plant and equipment and intangible assets by geographical region were as follows during the periods indicated:

	For the nine months ended September 30
	2008	2007
	(unaudited)	(unaudited)
	(in US$ ‘000)

Central America	206,976	208,345
South America	268,862	223,602
Africa	386,408	257,133
Asia	112,548	58,130
Unallocated	657	7
Total	975,451	747,217

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

As of September 30, 2008, we had total consolidated outstanding debt and other financing of $1,826.9 million (December 31, 2007: $1,834.3 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $827.9 million (December 31, 2007: $739.2 million).

In October 2007, Millicom decided that it would redeem the balance of the 10% Senior Notes in December 2008 and pay the contractual redemption premium of 5%. In September 2008, because of the squeeze of liquidity in the financial markets, that led to an increase in the borrowing interests rate, Millicom, to be prudent, reviewed its position and decided not to redeem early and to keep the 10% Senior Notes till the contractual maturity date (2013), though if market conditions become favorable in the future redemption would be considered.

Commitments

As of September 30, 2008, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $793.7 million, of which $780.0 million are due within one year.

Guarantees

As of September 30, 2008, we had outstanding guarantees for a total amount of $327.2 million (December 31, 2007: $207.7 million).

Item 3. UNRESOLVED STAFF COMMENTS

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ Francois-Xavier Roger
		Name:	Francois-Xavier Roger
		Title:	Chief Financial Officer
Date: November 24, 2008